Clean Energy Fuels Corp.

4675 MacArthur Court, Suite 800

Newport Beach, CA 92660

August 12, 2022

VIA EDGAR AND EMAIL

Mark Wojciechowski

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Clean Energy Fuels Corp.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 24, 2022
File No. 001-33480

Dear Mr. Wojciechowski:

Clean Energy Fuels Corp. (the “Company”) is in receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated August 8, 2022 (the “Comment Letter”) with respect to the Company’s filing referenced above. In the Comment Letter, the Commission requested that the Company respond to its comments set forth therein within ten business days of August 8, 2022, or advise the Commission when the Company would provide a response.

The Company is in the process of preparing a response to the Comment letter and, as discussed by telephone on August 11, 2022, respectfully requests an extension of time to respond. The Company plans to respond to the comment letter no later than Wednesday, September 7, 2022.

Thank you for your consideration of the requested extension. If you have any comments or questions, please contact me at 949-437-1000.

Sincerely,

/s/ Robert M. Vreeland

Robert M. Vreeland

Chief Financial Officer

Clean Energy Fuels Corp.